EXHIBIT 12.1
ORIGEN FINANCIAL, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO (a) FIXED CHARGES AND
(b) COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited, dollars in thousands)

	Origen Financial, Inc.			Origen Financial L.L.C.		Bingham Financial Services Corporation
			Period	Period
	Six		from	from
	Months	Year	October 8	January 1	Year
	Ended	Ended	through	through	Ended
	June 30,	December	December	October 7,	December	Year Ended	Year Ended
	2005	31, 2004	31, 2003	2003	31, 2002	December 31, 2001	December 31, 2000
Earnings:
Income (loss)	$2,520	($2,966)	$1,497	($23,928)	($29,187)	($18,449)	($24,629)
Interest expense	12,091	15,020	2,408	11,418	5,935	7,875	14,202
Interest factor attributable to rentals	21	57	12	43	51	53	55

Earnings	$14,632	$12,111	$3,917	($12,467)	($23,201)	($10,521)	($10,372)

Fixed Charges:
Interest expense	$12,091	$15,020	$2,408	$11,418	$5,935	$7,875	$14,202
Interest factor attributable to rentals	21	57	12	43	51	53	55

Total fixed charges	$12,112	$15,077	$2,420	$11,461	$5,986	$7,928	$14,257

Ratio of earnings to fixed charges	1.21	— (1)	1.62	— (1)	— (1)	— (1)	— (1)
Deficiency	n/a	($2,966)	n/a	($23,928)	($29,187)	($18,449)	($24,629)

Fixed charges from above	$12,112	$15,077	$2,420	$11,461	$5,986	$7,928	$14,257
Preferred stock dividends	$8	$16	$0	$0	$0	$0	$0

Combined fixed charges and preferred stock dividends	$12,120	$15,093	$2,420	$11,461	$5,986	$7,928	$14,257

Ratio of earnings to combined fixed charges and preferred stock dividends	1.21	— (1)	1.62	— (1)	— (1)	— (1)	— (1)
Deficiency	n/a	($2,982)	n/a	($23,928)	($29,187)	($18,449)	($24,629)

(1)	Earnings were not sufficient to cover fixed charges for this period.